

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2024

Randall Atkins
Chief Executive Officer
Ramaco Resources, Inc.
250 West Main Street, Suite 1900
Lexington, KY 40507

> **Re: Ramaco Resources, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2023**
> **Filed March 14, 2024**
> **File No. 001-38003**

Dear Randall Atkins:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation